ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS

NOTICE OF MEETING

AND MANAGEMENT INFORMATION CIRCULAR

TO BE HELD ON MAY 30, 2008

at The Calgary Chamber of Commerce

100 - 6th Avenue S.W.

Calgary, Alberta

2:00 p.m. Calgary Time

NOTICE OF AN ANNUAL GENERAL AND SPECIAL MEETING OF COMMON

SHAREHOLDERS OF BIRCH MOUNTAIN RESOURCES LTD.

NOTICE IS HEREBY GIVEN THAT an Annual General and Special Meeting (the “Meeting”) of holders of common shares of Birch Mountain Resources Ltd. (the “Corporation”) will be held at The Calgary Chamber of Commerce, Enmax Ballroom, 100 – 6th Avenue S.W., Calgary, Alberta T2P 0P5 at 2:00 p.m. (Calgary Time), on May 30, 2008, for the following purposes:

1.

to receive and consider the Annual Financial Report of the Board of Directors to the shareholders, including the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2007;

2.

to fix the Board of Directors of the Corporation at eight (8) members;

3.

to elect the Board of Directors for the ensuing year;

4.

to approve and adopt, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying Management Information Circular, approving the terms of the convertible debenture issued to Tricap Partners Ltd.;

5.

to appoint Ernst & Young LLP, Chartered Accountants, Calgary, Alberta, as the auditors of the Corporation for the ensuing financial year and to authorize the Board of Directors to fix their remuneration; and

6.

to transact such other business as may be properly brought before the Meeting.

DATED at the City of Calgary, in the Province of Alberta, this 25th day of April, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Signed”

Douglas J. Rowe

Chief Executive Officer

It is desirable that as many shares as possible be represented at the meeting.  If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose.  All proxies, to be valid, must be deposited at the office of Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at least forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the Meeting or any adjournment thereof.

MANAGEMENT INFORMATION CIRCULAR

PURPOSE OF SOLICITATION

This Management Information Circular is provided in connection with the solicitation of proxies by the Board of Directors and the management of Birch Mountain Resources Ltd. (the “Corporation”), for use at the Annual General and Special Meeting (the “Meeting”) of the holders of common shares (“Common Shares”) of the Corporation, to be held on Friday, May 30, 2008, at the hour of 2:00 p.m. (Calgary Time) or at any adjournment thereof for the purposes set out in the accompanying notice of meeting (“Notice of Meeting”).  Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or personal interview by regular employees of the Corporation, at a nominal cost. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. The costs thereof will be borne by the Corporation.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting (including the voting on any ballot) in accordance with specified instructions of the shareholder, and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification, the management designees, if named as proxy, will vote in favour of the matters set out therein.

The enclosed instrument of proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters that may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed instrument of proxy have been selected by the directors of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. A shareholder has the right to designate a person, (who need not be a shareholder of the Corporation) other than the management designees, Mr. Douglas J. Rowe of Calgary, Alberta, the Chief Executive Officer and a director of the Corporation, and Mr. Joel Jarding of Calgary, Alberta, President and Chief Operating Officer and a director, to attend and represent him or her at the Meeting.  Such right may be exercised by inserting in the blank space provided for that purpose on the Instrument of Proxy, the name of the person or persons to be designated and deleting therefrom the names of the management designees or by completing another proper instrument of proxy. Such shareholder should notify the nominee of the appointment, obtain a consent to act as proxy and should provide instructions on how the shareholder’s shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached, where an attorney executed the proxy form and delivering same to the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays in the Province of Alberta, prior to the Meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. A proxy may be revoked by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, and by depositing the proxy bearing a later date with the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof at which the proxy is to be used or by depositing the revocation of proxy with the chairperson of such Meeting on the day of the Meeting, or any adjournment thereof, or in any other matter permitted by law. In addition, a proxy may be revoked by the shareholder personally attending at the Meeting and voting his shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name.  Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this management information circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder’s name.  Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Securities Inc., which acts as nominee for many Canadian brokerage firms).  In the United States, the vast majority of such Common Shares are registered under the name of Cedi & Co., the registration name for the Depositary Trust Company, which acts as nominee for many United States brokerage firms.  Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Corporation.  However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada.  Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting.  The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.  If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders, who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Management Information Circular and the accompanying instrument of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has authorized capital consisting of an unlimited number of Common Shares, without nominal or par value, of which 84,355,737 Common Shares were issued and outstanding as at April 25, 2008.

Holders of Common Shares on record at the close of business on April 25, 2008 (the “Record Date”) are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held except to the extent that, (i) the holder transfers his or her shares after the close of business on the Record Date, and (ii) such transferee produces properly endorsed share certificates or otherwise establishes his or her ownership of the shares and demands, not later than ten days prior to the Meeting, that his/her name be included in the list before the Meeting, in which case the transferee may vote those shares.

The By-laws of the Corporation provide that a quorum of shareholders is present at a meeting of shareholders if at least two individuals are present, each of whom is entitled to vote at the meeting, and who hold or represent by proxy in the aggregate not less than 10% of the total number of shares entitled to be voted at the meeting.

As of the date hereof, no person or company, to the knowledge of the directors or senior officers of the Corporation, beneficially owns or exercises control or direction, directly or indirectly, over more than 10% of the voting rights attached to the outstanding Common Shares of the Corporation that are entitled to vote at the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Information Circular, no person who has been a director or executive officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The aggregate remuneration paid to the five highest officers and employees of the Corporation during the fiscal year ended December 31, 2007 was $989,965.

Summary Compensation

The following table sets forth a summary of the annual and long term compensation for services paid to certain executive officers, including Douglas J. Rowe, the Chief Executive Officer (“CEO”), Joel Jarding, the President, Hansine Ullberg, the former Chief Financial Officer (“CFO”), Derrick Kershaw, Senior Vice-President, Russ Gerrish, former VP Operations, Dr. Hugh Abercrombie, VP Business Development,  and Dan Rocheleau, the former Acting CFO, who are Named Executive Officers (“NEO”) during the Corporation’s three most recently completed financial years and each of the Corporation’s five most highly compensated executive officers whose total salary and bonus exceeded $150,000.

SUMMARY COMPENSATION TABLE

NEO Name and Principal Position		Annual Compensation			Long Term Compensation			All Other Compensation
	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options / SARS Granted	Shares or Units Subject to Resale Restrictions	LTIP Payouts
		($)	($)	($)	(#)	($)	($)	($)
Douglas J. Rowe Executive Chairperson & CEO(1)	2007 2006 2005	225,277 250,000 177,476	- 10,700 -	18,288 13,543 2,969	70,000 70,000 175,000	- - -	- - -	- - -
Joel Jarding(1) President and Chief Operating Officer	2007	191,979	-	10,301	400,000	-	-	-
Hansine Ullberg Former VP, Finance & CFO (2)	2007 2006 2005	42,000 86,667 111,705	- 10,700 -	2,000 10,193 9,601	- 40,000 350,000	- - -	- - -	- - -
Derrick Kershaw Senior Vice-President (3)	2007 2006 2005	176,944 194,761 -	- 5,000 -	11,954 11,792 -	60,000 45,000 -	- - -	- - -	- - -
Russ Gerrish Technical Sales Representative (4)	2007 2006 2005	169,185 178,085 25,500	- 5,000 -	16,510 1,667 -	40,000 40,000 150,000	- -	- - -	- - -
Dr. Hugh Abercrombie VP Business Development (5)	2007 2006 2005	153,337 154,300 25,500	- 5,000 -	16,190 1,667 -	40,000 40,000 150,000	- -	- - -	- - -
Dan Rocheleau Former Acting CFO and Director of Financial Reporting (6)	2007 2006 2005	84,427 72,115 -	- - -	2,400 1,851 -	35,000 40,000 -	- - -	- - -	- - -

Notes:

(1)

Resigned as President on May 1, 2007. Mr. Joel Jarding was appointed President on May 1, 2007

(2)

Appointed Vice-President, Finance and Chief Financial Officer on January 11, 2005.  Ms Ullberg began a maternity leave on August 31, 2006, and resumed the position September 1, 2007, and resigned November 14, 2007.

(3)

Mr. Kershaw was hired as Senior Vice President on January 9, 2006.

(4)

Resigned as VP Operations on November 14, 2007 and reassigned to Technical Sales Representative.

(5)

Dr. Abercrombie was appointed as VP Exploration in December 1998 and appointed to VP Business Development on June 18, 2007.

(6)

Mr. Rocheleau was hired as Director of Financial Reporting on June 5, 2006.  He was appointed Acting Chief Financial Officer during Ms Ullberg”s maternity leave.

Options

The following table and the notes thereto set forth information in respect of each grant of options to NEOs during the Corporation’s fiscal year ended December 31, 2007.

OPTION GRANTS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2007

NEO Name	Securities Under Options Granted (#)	Per cent of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant (1) ($/Security)	Expiration Date
Douglas J. Rowe	70,000	2.9%	$ 3.12	$ 218,400	June 14, 2012
Joel Jarding	300,000	12.6%	$ 3.46	$1,038,000	April 3, 2012
Joel Jarding	100,000	4.2%	$ 3.12	$312,000	June 14, 2012
Hansine Ullberg	-	-	-	-	-
Derrick Kershaw	60,000	2.5%	$ 3.12	$ 187,200	June 14, 2012
Russ Gerrish	40,000	1.7%	$ 3.12	$ 124,800	June 14, 2012
Hugh Abercrombie	40,000	1.7%	$ 3.12	$ 124,800	June 14, 2012
Dan Rocheleau	100,000	4.2%	$ 2.80	$ 280,000	January 2, 2012
Dan Rocheleau	35,000	1.5%	$ 3.12	$ 109,200	June 14, 2012

Note:

(1)

Based on the closing price of the Common Shares on the last day the Common Shares traded on the TSX prior to the date of grant.

The following table and the notes thereto set forth information in respect of each exercise of options by the NEOs during the Corporation’s fiscal year ended December 31, 2007 and the financial year-end value of unexercised options.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options at December 31, 2007 (#) Exercisable/Unexercisable	Value of Unexercised “in-the-Money” Options at December 31, 2007 (2) ($) Exercisable/Unexercisable
Douglas J. Rowe	580,000	$1,299,000	530,000/35,000	$32,500/Nil
Joel Jarding	-	-	200,000/200,000	Nil/Nil
Hansine M. Ullberg	87,500	$141,750	152,500/Nil	Nil/Nil
Derrick Kershaw	250,000	$347,500	125,000/30,000	Nil/Nil
Russ Gerrish	-	-	385,000/20,000	Nil/Nil
Hugh Abercrombie	165,000	$502,400	485,000/20,000	$95,500/Nil
Dan Rocheleau	-	-	147,500/27,500	Nil/Nil

Notes:

(1)

Aggregate value realized is equal to the number of securities acquired on exercise multiplied by the difference between the market value of the securities at the date of exercise and the exercise price.

(2)

Unexercised “in-the-money” options refer to those options in respect of which the market value of the underlying security as at the financial year-end exceeds the exercise price of the option, being the aggregate of the difference between the market value of the securities as at December 31, 2007 and the exercise price.

Long-Term Incentive Plans and LTIP Awards

The Corporation currently has no long-term incentive plans, other than stock options granted from time to time by the Board under the provisions of the Corporation’s incentive stock option plan.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Corporation to the NEOs of the Corporation during the last fiscal year ended December 31, 2007. Furthermore, no stock appreciation rights were exercised.

Stock Option and SAR Repricing

No repricing took place during the last fiscal year ended December 31, 2007 with respect to stock option and stock appreciation rights.

Defined Benefit or Actuarial Plans

The Corporation currently has no defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment and Management Contracts

On December 1, 1995, the Corporation entered into an employment contract with Douglas J. Rowe setting out the terms and conditions of Mr. Rowe’s employment as President and Chief Executive Officer of the Corporation at an annual salary of $108,000.  The Board of Directors of the Corporation has approved the following increases in Mr. Rowe’s annual salary: to $140,000 per annum on June 15, 2000, to $164,800 on January 1, 2004, to $180,000 on March 23, 2005 and to $250,000 on January 1, 2006.  The agreement contains a termination clause that provides compensation to Mr. Rowe in the event his employment with the Corporation is terminated for any reason other than cause. The termination clause provides for the following compensation to be paid to Mr. Rowe within seven business days after the date of termination:  (i) two and one half times his then current annual salary; (ii) the present worth of all employee benefits which would have been available to Mr. Rowe for a period of 18 months from the date of termination; and (iii) the total amount of all membership dues for 18 months, unless previously paid.

On May 1, 2007, the Corporation entered into an employment contract with Joel J. Jarding setting out the terms and conditions of Mr. Jarding’s employment as President and Chief Operating Officer of the Corporation at an annual salary of $325,000.  The agreement contains a termination clause that provides compensation to Mr. Jarding in the event his employment with the Corporation is terminated for any reason other than cause. The termination clause provides for the following compensation to be paid to Mr. Jarding immediately upon termination:  (i) an amount equal to the product of the monthly salary multiplied by fifteen (15); and (ii) an amount equal to the product of the Corporation’s monthly premium contributions paid on behalf of the Executive relating to the Corporation’s employee benefits plan multiplied by fifteen (15); and (iii) an amount equal to the product of any monthly payments made by the Corporation on behalf of the Executive relating to any additional benefits multiplied by fifteen (15); and (iv) an amount equal to any unpaid and earned vacation.

Compensation Committee

The Board of Directors has established a Compensation Committee responsible for reviewing the Corporation’s executive compensation and for establishing compensation of the Corporation’s executive officers.  Members of the Compensation Committee are Lanny McDonald (Chairperson), and Larry Shelley.

Report on Executive Compensation

The Compensation Committee reviews and approves the recommendations of senior management relating to the annual salaries, bonuses and stock option grants of the executive officers of the Corporation.  It is also responsible for evaluating the CEO’s performance and fixing his compensation.  The Compensation Committee currently consists solely of outside directors who report to the Board, which in turn gives final approval to compensation matters.

Policies of the Compensation Committee

The Board of Directors has adopted a charter for the Compensation Committee, which provides that the Compensation Committee shall be comprised of not less than two members of the Board of Directors, the majority of whom shall be unrelated or outside directors.  An unrelated director is defined as one who is independent of management and is free from any interest in any business or other relationship, which could, or could be reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interest of the Corporation.  The Compensation Committee reviews management prepared policies and makes recommendations to the Board of Directors on matters that include:

(a)

compensation policies and guidelines for senior officers, as well as supervisory and management personnel of the Corporation and its subsidiaries;

(b)

corporate benefits;

(c)

the Corporation’s incentive plans;

(d)

evaluation of the performance and compensation of the CEO and other senior management;

(e)

policies regarding the incentive stock option plan of the Corporation and the granting of stock options to members of the Board of Directors, management and employees of the Corporation, compensation levels for members of the board of directors as well as committee members, succession plan for the CEO and for key employees of the Corporation and any material changes in human resources policy, procedure, remuneration and benefits.

Base Salaries, Stock Option Grants and Other Incentives

Compensation is provided by way of i) base salary/consulting fee and ii) the award of stock options. To date, the Corporation has placed greater emphasis on the issuance of stock options as a major component of its compensation to officers.  The Corporation’s Board of Directors regard the issuance of stock options as having the advantage of encouraging growth in the Corporation and its share value, while reducing the cash expenditures required to pay salaries.

The Corporation has not adopted a performance based plan to remunerate its executive officers.  The Compensation Committee considers discretionary bonuses to staff members and executive officers based on specific goals and objectives as determined by the Board from time to time.  An aggregate of $4,500 was paid to a staff member during the fiscal year ended December 31, 2007.  The Corporation intends to adopt a performance based plan in the future.

Compensation of CEO

The compensation of the CEO is considered by the Compensation Committee to be at a level lower than comparative positions within the industry.  The Compensation Committee bases this view on its experience with other junior resource companies and an informal review with other industry participants.  As the Corporation grows, the Compensation Committee will review with each senior employee, including the CEO, their remuneration.  The CEO and executive employees may also be granted additional options from time to time in the discretion of the Compensation Committee.

Other Compensation

Other than as set forth herein, the Corporation did not pay any additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year.

Performance Graph

The following graph compares the yearly percentage change in the cumulative shareholder return over the last four years of the Common Shares of the Corporation (assuming a $100 investment was made on December 31, 2003) with the cumulative total return of the S&P/TSX Composite Index, assuming reinvestment of dividends.

Compensation of Directors

During the fiscal year ended December 31, 2007, the issue of non-executive director compensation was reviewed and the established compensation levels to align with competitive levels based on the recommendation of the Compensation Committee.

The following table sets out the annual fees for non-executive directors according to the Chairman position, directorship, Audit Committee membership and Chairman positions of the various committees for the fiscal year ended December 31, 2007.  Executive officers of the Corporation, who also act as directors of the Corporation, do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such executive officers in their capacity as executive officers.  See “Compensation of Executive Officers”. Note: The Directors agreed to waive these fees in 2007.

Position	Annual Fee	Per Meeting Fee

Chairman of the Board	$20,000	$850
Other Directors	$10,000	$850
Audit Committee Chairman	$4,000	$500
Audit Committee Member	$1,500	$500
Compensation Committee Chairman	$3,000	$500
Compensation Committee Member	$1,000	$500
Governance and Risk Committee	$4,000	$500
Governance and Risk Member	$1,500	$500
Health, Safety and Environment Chairman	$3,000	$500
Health, Safety and Environment Member	$1,000	$500

The following table and the notes thereto set forth information in respect of each grant of options to directors of the Corporation who are not also NEOs during the Corporation’s fiscal year ended December 31, 2007.

OPTION GRANTS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2007

Director Name	Securities Under Options Granted (#)	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant (1) ($/Security)	Expiration Date
Douglas Annable (2)	125,000	$ 2.80	$ 350,000	January 2, 2012
Douglas Annable (2)	50,000	$ 3.12	$ 156,000	June 14, 2012
Charles Hopper	237,500	$ 3.12	$ 741,000	June 14, 2012
Lanny McDonald	50,000	$ 3.12	$ 156,000	June 14, 2012
Kerry Sully	50,000	$ 3.12	$ 156,000	June 14, 2012
Larry Shelley	50,000	$ 3.12	$ 156,000	June 14, 2012

Notes:

(1)

Based on the closing price of the Common Shares on the last day the Common Shares traded on the TSX Exchange prior to the date of grant.

(2)

Mr. Annable’s resignation as a director was announced on November 14, 2007.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information in respect to equity compensation plans of the Corporation as at December 31, 2007 plus the impact of equity compensation plans, proposed for approval by the shareholders in this information circular and not yet approved.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities, remaining available for future issuance under equity compensation plans (excluding securities reflected in second column)
Equity compensation plans approved by securityholders (1)	6,593,813	$ 2.97	1,824,261
Equity compensation plans not approved by securityholders (2)	Nil	n/a	Nil
Total	6,593,813	$ 2.97	1,824,261

Notes:

(1)

The most recent stock option plan, approved on May 25, 2006, fixes the maximum number of Common Shares issuable upon exercise of the stock option grant at 10% of the issued and outstanding Common Shares of the Corporation.  Thus the number of securities remaining available for future issuance must take into account outstanding options and also options that were issued under the plan and already exercised.

(2)   At December 31, 2007, there were no equity compensation plans not approved by security holders.

The Board of Directors of the Corporation adopted the most recent stock option plan of the Corporation on April 24, 2006, which was ratified by shareholders on May 25, 2006 (the “Plan”). The purpose of the Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries, if any, to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs. The Plan is administered by the Board of Directors of the Corporation or by a special committee of the Board of Directors, if appointed, from time to time (the “Board”).  Pursuant to the Plan, the Board may grant non-transferable options to purchase Common Shares of the Corporation, subject to vesting provisions as the Board of Directors may determine, to directors, officers, employees and consultants of the Corporation and its subsidiaries and employees of a person or company which provides management services (excluding investor relations services) to the Corporation or its subsidiaries (“Management Company Employees”) (such persons hereinafter collectively referred to as “Participants”).  Under the Plan, the number of Common Shares subject to an option granted to any one Participant shall be determined by the Board; however, the aggregate number of Common Shares which may be reserved for issuance to any one Participant shall not exceed the maximum number of shares permitted by any stock exchange or exchanges on which the Common Shares of the Corporation are then listed and any other regulatory body having jurisdiction (the “Exchange”).  The aggregate number of Common Shares issuable upon the exercise of all options granted under the Plan may not exceed 10% of the issued and outstanding Common Shares.  As at April 25, 2008, the Corporation had 84,355,737 Common Shares issued and outstanding and 8,435,573 Common Shares have been reserved for issuance under the Plan.  As at April 25, 2008, the Corporation has 6,275,688 options outstanding under the Plan representing 7.4% of the issued and outstanding Common Shares of the Corporation.  Accordingly up to 2,159,885 additional stock options may be granted under the Plan representing 2.6% of the issued and outstanding Common Shares of the Corporation.

The price of options granted under the Plan shall not be less than the market price of the Common Shares at the time the option is granted. Options issued under the Plan may be exercised during a period determined by the Board, which cannot exceed ten (10) years, and are subject to earlier termination upon the termination of the optionee’s employment, upon the optionee ceasing to be a director and/or officer of the Corporation, or upon the retirement, permanent disability or death of an optionee.  The options are non-transferable, except in limited circumstances.  There is no agreement whereunder financial assistance will be provided by the Corporation to facilitate the purchase of shares under the Plan.  The number of securities issuable or reserved for issuance to insiders under all security based compensation arrangements cannot at any time exceed 10% of the issued and outstanding securities of the Corporation and the number of securities issued to insiders under all security based compensation arrangements within a one year period may not exceed 10% of the issued and outstanding securities.

The Plan permits the Board to amend, suspend, terminate or discontinue the Plan subject to any applicable regulatory approval. In particular, the Board may amend the Plan without shareholder approval if the amendment: (a) is for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision that is inconsistent with any other provision of the Plan; (b) is necessary to comply with applicable law or requirements of any stock exchange on which the Common Shares of the Corporation are listed; (c) is an amendment to the Plan respecting administration and eligibility for participation under the Plan; (d) changes the terms and conditions on which options may be granted pursuant to the Plan including the provisions relating to option price, vesting provisions and option period; (e) changes the termination provisions of an option or the Plan; (f) is an addition of a cashless exercise feature, payable in cash or securities which provides for a full deduction of the number of underlying securities from the Plan; or (g) is an amendment to the Plan of a “housekeeping nature”.  Notwithstanding the foregoing, no such amendment may have the effect of (h) amending the number of Common Shares issuable under the Plan; (i) adding any form of financial assistance by the Corporation for the exercise of any option; (j) resulting in a material or unreasonable dilution in the number of outstanding common shares or any material benefit to option holders; or (k) changing the class of eligible optionees to broaden the participation by insiders of the Corporation.

Without limiting the generality of the foregoing, but subject to any required regulatory approval of any regulatory authority or stock exchange, the Board may amend the option price, the option period (which in no event shall exceed ten (10) years from the date of grant) and the termination provisions of options granted pursuant to the Plan, without shareholder approval, provided that if the Board proposes to reduce the option price or extend the option period of options granted to insiders of the Corporation pursuant to the Plan, such amendments will require shareholder approval.

The rules of the TSX will require further shareholder approval of the Plan every three (3) years from the date of institution.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, proposed director, officer, nor any of their respective associates or affiliates is or has been at any time during 2007 indebted to the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTION

Other than as set forth herein, the Corporation is not aware of any material interest, direct or indirect, of any “informed person” of the Corporation, any proposed director of the Corporation or any associate or affiliate of any of the foregoing in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the company or any of its subsidiaries.

For the purposes of the above, “informed person” means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

CORPORATE GOVERNANCE

Board of Directors

The Corporation’s Board, which is responsible for supervising the management of the business and affairs of the Corporation, is comprised of eight directors, of which four are independent.  The independent directors include Kerry Sully, Lanny McDonald, Larry Shelley and Charles Hopper.  The Executive Chairperson and Chief Executive Officer, Douglas Rowe and two senior Vice Presidents of the Corporation, Donald Dabbs and Derrick Kershaw are not independent by virtue of being a member of the Corporation’s management.  Joel Jarding was appointed President and Chief Operating Officer effective May 1, 2007 and is not independent by virtue of being a member of the Corporation’s management.  Three of the Corporation’s directors serve as directors of other reporting issuers.  Douglas Rowe is a director of Energy Exploration Technologies Inc. and Dumont Nickel Inc.  Kerry Sully is a director of CGX Energy Inc.  Larry Shelley is a director of Gemini Corporation and Quorum Information Technologies Inc.  Douglas Rowe, Joel Jarding, Donald Dabbs, Derrick Kershaw, will not be independent if re-appointed to the Board.

The independent members of the Board of Directors do not hold regularly scheduled meetings at which the non-independent directors and members of management are not in attendance. Although the independent directors do not hold meetings without the non-independent directors and members of management, the Board facilitates open and candid discussion among its independent directors by holding an ‘in-camera’ session for independent members during each regular board meeting.

Board and Committee Attendance

The tables below show the record of attendance by directors at meetings of the Board and its committees, as well as the number of Board and committee meetings held during the 12-month period ended December 31, 2007.

Number and % of meetings attended

			Governance		Health, Safety
	Board	Audit	and Risk	Compensation	& Environment	Committees	Overall
		Committee	Committee	Committee	Committee	(total)	Attendance
Kerry Sully	12/100%	5/100%				5/100%	17/100%
Lanny McDonald	12/100%		2/100%	2/100%		4/100%	16/100%
Larry Shelley	10/83%	5/100%	2/100%	2/100%		9/100%	19/90%
Charles Hopper	11/92%	4/80%	2/100%			6/86%	17/89%
Douglas Annable (1)	8/80%			1/100%	1/100%	2/100%	10/83%
Douglas Rowe	12/100%						12/100%
Joel Jarding (2)	10/100%						10/100%
Donald Dabbs	12/100%				1/100%	1/100%	13/100%
Derrick Kershaw	12/100%				1/100%	1/100%	13/100%
Notes: 1) Mr. Annable’s resignation from the Board of Directors was announced on November 14, 2007. 2) Mr. Jarding was elected to the Board of Directors at the AGM on May 25, 2007

Number of
Board and Committee Meetings	Meetings Held
Board	12
Audit Committee	5
Governance and Risk Committee	2
Compensation Committee	2
Health, Safety and Environment Committee	2

Board Mandate

The Board has not adopted a formal written mandate.  The Board works with the Corporate Governance and Risk Committee to ensure it roles and responsibilities are carried out at each committee level and at the Board as a whole.  The Board has delegated certain responsibilities to the Corporate Governance and Risk Committee, the Compensation Committee, the Disclosure Committee, the Audit Committee and the Health, Safety and Environment Committee.  All Committees, except the Health, Safety and Environment Committee have written mandates that have been accepted by the Board.

Chairperson of the Board

The Chairperson of the Board, Douglas Rowe, is a non-independent director. The role of the Chair is to provide leadership to the independent directors, manage the affairs of the Board and ensure that the Board is organized properly, functions effectively and meets its obligations and responsibilities.  The Chairperson presides at each meeting of the Board and is responsible for coordinating with management and the corporate secretary to ensure that documents are delivered to directors in sufficient time in advance of Board meetings for a thorough review, that matters are properly presented for the Board’s consideration at meetings, and that the Board has an appropriate opportunity to discuss issues at each meeting. The Chairperson is responsible for communicating with each Board member, ensuring that each director has the opportunity to be heard, that each director is accountable to the Board, and that the Board and each Committee is discharging its duties. The Chairperson is also responsible for organizing the Board to function independently of management and arranges for the independent directors to meet without non-independent directors and management present.  Most importantly, the Chairperson is the Board’s role model for responsible, ethical and effective decision-making.

Board Committees

The Board has established the following Board committees comprised of the members and Chaired by the individuals set out in the following table:

Committee	Members	Independent
Audit Committee	Larry Shelley, Chairperson Charles Hopper Kerry Sully	Yes Yes Yes
Compensation Committee	Lanny McDonald, Chairperson Larry Shelley	Yes Yes
Governance and Risk Committee	Charles Hopper, Chairperson Larry Shelley Lanny McDonald	Yes Yes Yes
Health, Safety and Environment Committee	Derrick Kershaw (1) Acting Chairperson Donald Dabbs (1)	No No

Note:  (1)

  Not independent as the individual is a member of management

The Corporation’s Audit Committee’s charter was approved and attached to the Corporation’s 2005 Information Circular and is filed on the Corporation’s website.  The mandate of the Audit Committee is to oversee and provide assistance in financial reporting, financial policies and internal controls as well as work with the external auditors to ensure required financial public disclosures are not materially incorrect and/or misleading.  The Audit Committee charter provides that all non-audit services to be provided by the external auditors are reviewed in advance and pre-approved.

The function of the Governance and Risk Committee is to recommend governance policies for adoption by the Corporation, including the Corporation’s Code of Conduct, and to amend, administer and monitor compliance with the Corporation’s governance policies and Code of Conduct.  The Governance and Risk Committee is also responsible for nominating directors.  The function of the Health, Safety and Environment Committee is to oversee and report health, safety and environment topics to the Board while ensuring legislative requirements in these areas are met and standards are appropriate for the operations of the Corporation.  The Corporation has established a Disclosure Committee made up of a Director (Kerry Sully as Chairperson) and members of management (Dr. Hugh Abercrombie and John Clarke) with support from the Assistant Corporate Secretary Suzanne Loov.  The Disclosure Committee’s purpose is to ensure that the Company implements and maintains internal procedures for the timely collection, evaluation and disclosure, as appropriate, of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which the Corporation is subject.

Position Descriptions for the Board, Chairperson, Committee Chairpersons and the CEO

The Board has developed written position descriptions for the Executive Chairperson & CEO and the President & COO of the Corporation.  Each director provides feedback by completing a standard Board effectiveness survey.  Each director, who serves on a Board committee, is responsible for carrying out the mandate as outlined in each committee charter.

Director Orientation and Continuing Education

Responsibility for Board orientation and continuing education is delegated to the Corporate Governance and Risk Committee and is specifically outlined in its charter.  New directors are provided with a Corporation Governance and Procedure Manual that outlines policies of the Corporation.  These include the Code of Conduct, Governance Commitments Policy, Corporate Disclosure Policy, Insider Trading Policy, Whistleblower Policy and charters for the Audit Committee, Corporate Governance and Risk Committee, the Disclosure Committee and the Compensation Committee.   The manual is updated as the Corporation’s business, governance documents and policies change.  Directors are encouraged to visit the Corporation’s facilities, to interact with management and employees and to stay abreast of industry developments and the evolving business of the Corporation.

Ethical Business Conduct

The Corporation has adopted a written Code of Conduct (the “Code”). The Corporate Governance and Risk Committee takes reasonable steps to monitor compliance with the Code by requiring employees, on the commencement of their employment and as and when directed by management, to sign an acknowledgement of the Code acknowledging that their adherence thereof.  The Code applies to the Corporation’s directors, executive officers, management, employees and consultants, each of whom is expected to ensure that his or her behavior accords with the letter and the spirit of the Code.

In addition to the Code, the Corporation has a Governance Commitments Policy that outlines the requirements of director’s conduct, an Audit Committee Charter and Corporate Disclosure Policy regarding the collection and dissemination of accounting information, and a Whistleblower Policy with respect to reporting accounting and auditing irregularities.

Since the beginning of the Corporation’s most recently completed financial year, no material change reports have been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

Exercise of Independent Judgment

The Board encourages and promotes a culture of ethical business conduct by appointing directors who demonstrate integrity and high ethical standards in their business dealings and personal affairs.  Directors are required to abide by the Code and are expected to make responsible and ethical decisions in discharging their duties, thereby setting an example of the standard to which management and employees should adhere.  The Corporation has a specific policy to outline the expectations of directors in the Governance Commitments Policy.

The Corporate Governance and Risk Committee is responsible for reviewing departures from the Code by executive officers, management, employees and consultants, reviewing and either providing or denying waivers from the Code, and disclosing any waivers that are granted in accordance with applicable law.  The Board, as a whole, is responsible for responding to conflict of interest situations involving directors, particularly with respect to existing or proposed transactions and agreements in respect of which directors advise they have a material interest.

Conflicts of Interest

Directors and officers are required to disclose any material interest in any transaction or agreement with the Corporation to the Corporate Governance and Risk Committee.  Any related party transactions are subject to review by the Corporate Governance and Risk Committee prior to entering into commercial terms.  The Corporation’s directors and officers abide by the disclosure of conflict of interest provisions contained in the Business Corporations Act (Alberta).  By taking these steps the Board strives to ensure that directors at Board meetings exercise independent judgment, unclouded by the relationships of the directors and officers to each other and the Corporation, in considering transactions and agreements in respect of which directors and executive officers have an interest.

Director Nomination

Responsibility for identifying new candidates to join the Board is delegated to the Corporate Governance and Risk Committee and is specifically outlined in their charter.  The Corporate Governance and Risk Committee is responsible for identifying qualified candidates, recommending nominees for election as directors, and appointing directors to Committees.  The nomination criteria include a candidate’s independence, financial acumen, skills and available time to devote to the duties of the Board.  The Corporate Governance and Risk Committee reviews the composition and size of the Board and tenure of directors in advance of annual general meetings when directors are most commonly elected by the Corporation’s shareholders, as well as when individual directors indicate that their status may change.  The Corporate Governance and Risk Committee is comprised entirely of independent directors to encourage an objective nomination process.

Compensation

The Compensation Committee annually recommends the compensation to be received by the Corporation’s directors and CEO, and evaluates the proposed compensation to be received by the executive officers and management.  During 2007, the Committee deemed director compensation should be limited to partial payment of meeting fees (the Directors later waived all fees in 2007) and issuance of stock options, as the Corporation was still in development and did not have sufficient cash to pay compensation. The Compensation Committee is comprised entirely of independent directors.  Compensation is determined in the context of the Corporation’s goals, shareholder returns and other achievements, and considered in the context of position descriptions, goals and the performance of each individual director and officer and available salary data from the local markets for similar responsibilities. With respect to directors’ compensation, the Compensation Committee reviews the level and form of compensation received by the directors, members of each Committee, and the Chairperson of the Board and each Committee, considering the duties and responsibilities of each member in service to the Corporation.  The Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation.

Director Assessment

The Corporate Governance and Risk Committee is responsible for the evaluation and assessment of the performance, contribution and effectiveness of individual directors, the Chairperson of the Board and each Committee, the committees of the Board and the Board as a whole.  The evaluation includes a questionnaire, which asks directors to identify their own skills, their contributions to the Board and committees, and rate their effectiveness and the effectiveness of the Board and each committee. The annual review also asks directors to provide feedback on areas where they believe improvements in Board effectiveness can be made.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors of the Corporation (the “Board of Directors”), the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

Annual Financial Report

The Annual Financial Report, which includes the audited financial statements of the Corporation for the year, ended December 31, 2007, the auditors’ report thereon and management’s discussion and analysis, a copy of which is enclosed with this Management Information Circular, will be tabled at the Meeting.

Number of Directors

For this forthcoming year, it is proposed that the Board of Directors shall consist of eight (8) members. Management therefore intends to place before the Meeting, for approval, with or without modification, a resolution fixing the Board of Directors at eight (8) members for the next ensuing year.

Election of Board of Directors

It is the intention of the management designees, if named as proxy, to vote for the election of the following persons to the Board of Directors. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favor of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the By-laws of the Corporation.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by him, his province or state and country of residence, principal occupation, business or employment, the period during which he has served as a director, and the number of voting Common Shares of the Corporation that he has advised are beneficially owned by him or over which control or direction is exercised, directly or indirectly, as of April 25, 2008:

Name, Province/Country of Residence	Function	Principal Occupation, Business or Employment for the Past Five Years, Business Experience and Principal Directorships	Voting Shares Beneficially Owned or Controlled or Directed as at the Date hereof (1) (2)
Douglas J. Rowe Calgary, Alberta Canada	Executive Chairman and CEO

Cofounder of Birch Mountain Resources, Doug was the President and Chairman of the Board of Brougham Geoquest Ltd. from 1984 to April 2007 and has previously developed innovative technology for mineral and hydrocarbon exploration.  He has been involved in oil and gas exploration as President of Brougham Energy Corporation and has provided engineering consulting services to the petroleum industry.

1,460,983 common shares (1.74%)
Joel J. Jarding (4) Calgary, Alberta Canada	President and Chief Operating Officer and Director since 2007

Mr. Jarding has over 25 years of operational and marketing experience in the oil and gas service sector. He most recently was Business Development Manager for Baker Hughes Canada, focusing on growth development for seven different divisions.  He has been directly involved in the Canadian oil sands business sector since 2002.  Mr. Jarding joined Birch Mountain Resources in May 2007.

100,000 common shares (0.12%)
Donald L. Dabbs (6) Calgary, Alberta Canada	Senior Vice President and Director since 1994

Co-founder of Birch Mountain Resources, Mr. Dabbs was the President and Chief Executive Officer of Niaski Environmental Inc. from 1998-1999.  He was Regional Manager, Bovar Environmental, and had served as a Vice-President of Concord Environmental Corporation from 1988 to 1994 where he was responsible for resource development planning and regulatory approvals for clients, particularly in the Athabasca oil sands.

609,472 common shares (0.72%)
Derrick Kershaw (6) British Columbia, Canada	Senior Vice-President and Director since 2004

Mr. Kershaw was appointed to the Board in 2004 and became a Senior Vice President in January 2006. He currently holds the position of Senior Vice President, Marketing and Investor Relations. Before joining Birch Mountain Resources, Mr. Kershaw retired in 2001 as General Manager, Aurora Mine for Syncrude Canada Ltd. (Syncrude), where he was responsible for all aspects of the new Aurora Mine Project.  With Syncrude over 23 years, he also held the positions of General Manager, Extraction Operations, Manager Overburden and Tailings in Mining Operations, and Manager Mine Mobile Maintenance.  He also was Manager in the Syncrude Research Department.  Mr. Kershaw served as Chair of the Advisory Board for the Fort McMurray Oil sands Discovery Centre.

291,150 common shares (0.35%)
Kerry E. Sully (3) British Columbia, Canada	Director since 1995	Since 1999, Mr. Sully has been President and CEO of CGX Energy Inc., a company exploring for hydrocarbons in Guyana.	408,000 common shares (0.48%)
Lanny K. McDonald (5) (7) Calgary, Alberta Canada	Director since 1995

He is now Marketing Director with Baker Hughes Canada, an oilfield services company.  In 1990, after more than 16 years of National Hockey League play, Mr. McDonald joined the Calgary Flames as Vice President for ten years.

340,000 common shares (0.40%)
Charles Hopper (3) (7) Connecticut, United States of America	Director since 2001

Mr. Hopper has been a Managing Director of Citigroup Global Wealth Management since August of 2007.  Prior to this, Mr. Hopper was a Managing Director of Lehman Brothers, Inc. from June of 1997 until August of 2007.  Mr. Hopper has over 30 years of experience in the financial services industry including stints at Morgan Stanley & Co., The Northern Trust Company and as a Founder/ Partner of Graystone Partners.

590,000 common shares (0.70%)
Larry Shelley (3)(5)(7) Calgary, Alberta Canada	Director since 2005

From 2000 to 2003, Mr. Shelley was the Executive Vice-President of Advisory Services at Meyers Norris Penny LLP, a public accounting firm, and President of the Tamarack Group Ltd., a corporate finance company. Mr. Shelley is the President of SRG Capital Ltd., a private investment firm.  Since December 2007, Mr. Shelley has been the Vice President, Finance and Chief Financial Officer for Golder Associates Corporation.

246,400 common shares (0.29%)

Notes:

(1)

The information as to Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished based on SEDI insider trading reports.

(2)

This number of Common Shares does not include any Common Shares issuable upon exercise of stock options or other convertible securities held by such director.

(3)

Member of the Audit Committee.

(4)

Appointed as President and Chief Operating Officer effective May 1, 2007.

(5)

Member of the Compensation Committee.

(6)

Member of the Health, Safety and Environment Committee.

(7)

Member of the Corporate Governance and Risk Committee.

Approval of Private Placement of Convertible Debentures to Tricap Partners Ltd.

Summary of Terms of Convertible Debentures Issued to Tricap Partners Ltd.

On December 21, 2007, the Corporation issued a $31.5 million principal amount floating rate convertible senior secured debenture (the “Convertible Debenture”) to Tricap Partners Ltd. (“Tricap”) in connection with refinancing of the existing credit facility extended to the Corporation by an affiliate lender of Tricap and providing the Corporation with funds for working capital and general corporate purposes.  Tricap is at arm’s length to the Corporation.

The Convertible Debenture has a maturity date of June 30, 2012 and bears an interest rate of prime rate plus 4.0%, calculated daily and compounded and payable monthly. If the Corporation is in default the interest rate on the amount in default shall be prime rate plus 9%.  The initial principal amount of the Convertible Debenture is convertible, at the election of Tricap, in whole or in part, into common shares of the Corporation ("Common Shares"), at an exercise price equal to the lower of (i) $0.80 per Common Share and, (ii) the then current market price of the Common Shares on the TSX and the American Stock Exchange (“AMEX”), subject to certain anti-dilution adjustments.  Prior to December 31, 2008, the Convertible Debenture is convertible only in the event of a change of control or event of default of the Corporation.  The Convertible Debentures are redeemable in certain circumstances. Up to 39,375,000 Common Shares may be issued in connection with the conversion of the Debenture assuming a conversion price of $0.80 per Common Share.  A greater number of Common Shares may be issued if the conversion price is lower than $0.80 per Common Share in accordance with the terms of the Debenture or if additional Common Shares are issued in connection with the redemption of the Debenture or payment of interest in accordance with the terms of the Debenture.  Interest amounts owing on the Convertible Debenture may also be converted into Common Shares at the election of Tricap.

The Convertible Debenture is secured indebtedness and ranks senior to all other existing and future indebtedness subject to certain exceptions.  In addition, Tricap has been granted demand registration and distribution rights and piggy-back registration and distribution rights in respect of any Common Shares held by TriCap from time to time. In certain circumstances Tricap may have the right to nominate one or more directors to the board of directors of the Corporation.

Shareholder Approval of the Convertible Debentures Issued to Tricap

In accordance with TSX and AMEX requirements, until approval by a majority of shareholders of the Corporation, on a disinterested basis, is obtained, Tricap may only convert such portion of the Convertible Debenture that would not result in Tricap holding more than 20% of the then outstanding Common Shares subject to certain rights in the event of a change of control.

The following table sets forth, by way of example, the number of Common Shares and percentage of issued and outstanding Common Shares that may be issued upon conversion of the Convertible Debenture should the conversion price be less than $0.80. If the conversion price is less than $0.375, the number of Common Shares issuable will exceed 100% of the current issued and outstanding shares.

Conversion Price	Number of Common Shares Issuable	Percentage of Issued and Outstanding Common Shares
$0.80	39,375,000	46.7%
$0.75	42,000,000	49.8%
$0.70	45,000,000	53.4%
$0.65	48,461,538	57.4%
$0.60	52,500,000	62.2%
$0.55	57,272,727	67.9%
$0.50	63,000,000	74.7%
$0.45	70,000,000	83.0%
$0.40	78,750,000	93.4%
$0.35	90,000,000	106.7%

In addition, until approval by a majority of shareholders of the Corporation, on a disinterested basis, is obtained, certain anti-dilution adjustments which may result in the conversion into Common Shares at a price below $0.60 (being the Reserved Price as described in the Convertible Debenture) may not be made.

If disinterested shareholder approval is not obtained, the portion of the Convertible Debenture which, if converted, would result in Tricap holding more than 20% of the outstanding Common shares (the “Restricted Amount”) shall automatically be converted into a senior secured credit facility with Tricap (the “Converted Term Loan”).  Failure to obtain shareholder approval shall not constitute an event of default under the Convertible Debenture provided that the Corporation has used its reasonable best efforts to obtain such approval.

The Converted Term Loan will be a non-revolving, senior bridge loan payable on the earlier of the occurrence of an event of default, and 30 days from the conversion of the Restricted Amount into the Converted Term Loan. The interest rate of the Converted Term Loan will be 15%, or 20% in the case of an event of default. On the date of conversion of the Restricted Amount into the Converted Term Loan, the Corporation will also be obligated to pay Tricap a commitment fee in an amount equal to 15% of the Restricted Amount.

Management intends to place before the meeting for approval, confirmation and adoption, with or without variation an ordinary resolution to approve, on a disinterested basis, the terms and issuance of the Convertible Debentures which may result in Tricap holding more than 20% of the then outstanding Common Shares and to approve certain anti-dilution adjustment provisions and conversion provisions which may result in conversion into Common Shares at a price below $0.60. The number of votes attaching to Common Shares that, to the Corporation’s knowledge, as at the date hereof, will not be counted for the purpose of determining whether the required level of shareholder approval has been determined to be nil.

The Board has determined that it would be in the best interests of the Corporation for the shareholders to approve the private placement of the Convertible Debenture, with regard to the ability of Tricap to convert the entire principal amount thereof and unanimously recommends that the shareholders vote in favour of the resolution set forth below.  The issuance of the Convertible Debenture was an integral part of the Corporation’s capital raising efforts in late 2007, and the Corporation considers the ability of Tricap to convert their Convertible Debentures in accordance with the 20% conversion approval to be important terms of the Convertible Debentures, as negotiated with Tricap.  Among other things, the ability of Tricap to convert the Convertible Debentures without restriction provides the Corporation with an enhanced ability to convert its existing debt to equity, which in turn will provide the Corporation with greater flexibility in its ongoing capital requirements.  In addition, there are direct adverse consequences to the extent that shareholder approval is not obtained.  The corresponding Restricted Amount would convert into the Converted Term Loan with a 30 day term and which would involve incremental commitment fees and a higher interest rate than the Convertible Debenture.

The complete text of the ordinary resolution which management intends to place before the Meeting is hereinafter set forth.

"BE IT RESOLVED as an ordinary resolution of the Corporation that:

1.

The issuance by the Corporation, by way of private placement, of the convertible Debenture, as more particularly described in the Management Information Circular prepared for the purpose of this Meeting, be and the same is hereby approved, ratified and confirmed; and

2.

Upon conversion in accordance with the terms of the Convertible Debenture, as more particularly set forth and described in the Management Information Circular prepared for the purpose of this Meeting, the issuance to the holder of the Convertible Debenture of Common Shares in such number that may exceed 20% of the then current number of issued and outstanding Common Shares be and the same is hereby approved, ratified and confirmed;

3.

 Upon conversion in accordance with the terms of the Convertible Debenture including the anti-dilution adjustment provisions thereof, as more particularly set forth and described in the Management Information Circular prepared for the purpose of this Meeting, the issuance to the holder of the Convertible Debenture of Common Shares at such price below $0.60 as determined by the applicable terms of the Convertible Debenture be and the same is hereby approved, ratified and confirmed;

4.

Any one officer or director of the Corporation is hereby authorized and directed to do all further things and to execute all instruments and documents as in their opinion may be necessary and desirable to carry out the foregoing, together with such alterations, variations or changes thereto as any such officer or director may approve upon advice of counsel, provided that the directors of the Corporation may revoke the aforesaid resolutions in whole or in part, at any time before they are acted upon without further approval of the shareholders of the Corporation."

Unless such authority is withheld, the management designees, if named as proxy, intend to vote the Common Shares represented by any such proxy in favour of the foregoing resolution.

Appointment of Auditors

It is management’s intention to vote proxies in the accompanying form in favour of an ordinary resolution to appoint Ernst & Young LLP (“EY”), as auditors of the Corporation to hold office until the close of the next annual general meeting of shareholders of the Corporation or until EY is removed from office or resigns as provided by law or the by-laws of the Corporation, and to authorize the directors of the Corporation to fix the remuneration of EY as auditors of the Corporation.  In order to be effective, an ordinary resolution requires approval by not less than a majority of the votes cast by shareholders in person or by proxy who vote in respect of this resolution.  EY was initially appointed as auditor on May 13, 2005.

OTHER BUSINESS

While there is no other business other than that mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before that Meeting or any adjournment thereof, in accordance with the discretion of the persons authorized to act thereunder.

GENERAL

All matters to be brought before the meeting require, for the passing of same, a simple majority of the votes cast at the Meeting by the holders of Common Shares. If a majority of the Common Shares represented at the meeting should be voted against the appointment of EY, Chartered Accountants, as auditors of the Corporation, the Board of Directors will appoint another firm of chartered accountants based on the recommendation of the audit committee, which appointment for any period subsequent to the Meeting shall be subject to approval by the shareholders at the Meeting.

ADDITIONAL INFORMATION

Information relating to the Corporation is on SEDAR at www.sedar.com.  Shareholders may contact the Corporation at Suite 300, 250 Sixth Avenue SW, Calgary, Alberta Canada T2P 3H7 to request copies of the Corporation’s financial statements and management’s discussion and analysis.

Financial information is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for the most recently completed financial year.

EXHIBIT I

TO THE MANAGEMENT INFORMATION CIRCULAR OF

BIRCH MOUNTAIN RESOURCES LTD.

ANNUAL FINANCIAL REPORT

See Separate Enclosed Booklet